SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  January 10, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated January 10, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   January 10, 2012

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE Amex Equities: TRX
Email: investors@TanzanianRoyalty.com Website: www.TanzanianRoyaltyExploration.com	South Surrey Office: Suite 404 - 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855 Tel: (604) 536-7873 Fax: (604) 536-2529

News Release – January 10, 2012

Tanzanian Royalty Reports High Grade Gold Values

From Diamond Drilling Program at Buckreef Project

The Company is pleased to report that a diamond drilling program at its Buckreef Gold Project in Tanzania has returned some of the highest grade gold values encountered to date. The 2012 drill program commenced on January 5, 2012 after a short holiday break and is focused on testing high priority targets along the northeast extension of the Main Buckreef deposit.

The latest results include two holes that were drilled from the Eastern Porphyry and Buckreef North areas. Both holes returned excellent gold values with one particular intercept (46 metres) ranking among the longest ever reported in this area.

According to Joseph K. Kahama, Chairman and Chief Operating Officer (Tanzania), “The holes lend support to our hypothesis about the potential to develop resources along strike and down dip from known deposits at Buckreef. We have every intention to accelerate drilling given the potential impact of these results on the feasibility study for Buckreef which is scheduled for completion later this year.”

Hole BMDD103 encountered an intercept of 10.5 metres grading 2.27g/t gold from 75.5 metres which included 1.1 metres averaging 8.89g/t gold from 75.5 metres and 1.5 metres grading 5.32g/t gold from 80 metres. This intercept is situated about 50 metres from the previous drilling toward the southwest of the structure. It is the last diamond drill hole completed in this phase of drilling in the Eastern Porphyry area.

The gold mineralization occurs within sheared mafic rocks with strong quartz-carbonate-pyrite alteration which is the main control of high grade gold mineralization. The grade also appears to be improving down dip and the gold mineralization is trending to the northeast, dipping vertically and near-vertical to the southeast.

Another excellent intercept was returned from the Buckreef North area which included 46 metres of 2.31g/t gold from 28 metres in hole BMDD107. Included within this intercept was a 4.0 metres interval grading 4.4g/t gold from 31 metres, 1.0 metre averaging 7.91g/t gold from 40 metres, 2.0 metres at 5.35g/t gold from 56 metres, and 1.0 metre grading 6.57g/t gold from 78 metres.

The latest results confirm that high grade mineralization at Buckreef North extends along strike in the northeastern portion of the Buckreef ore body. Assay results are pending from three additional holes completed in this zone which will be reported when they are available.

One diamond drill rig is currently testing the high priority target at the Buckreef North Extension.

A 1080 metres diamond drill program is planned to test two targets north and east of the Tembo deposit which is situated approximately 3.0 kilometres southwest of the main Buckreef Mine.  Eighteen holes are planned to a nominal depth of 60 metres.

The drill program is designed to intercept the interpreted offset or possible eastern extension of the Tembo mineralization in addition to backing up significant historical results including RC hole TMRC090 which returned 9 metres of 2.69g/t gold including 2.0 metres @ 9.11g/t gold. Another historical drill hole, NMRC001, returned 2.0 metres grading 5.47g/t gold and 12 metres averaging 12.35g/t gold including 6.0 metres grading 21.63g/t gold and 3.0 metres at 5.78g/t gold. A secondary objective of this program is to test an interpreted north-south trending structure that hosts artisanal workings and another east-west trending structure that is coincident with artisanal workings and hosts brecciated quartz veins.

James E. Sinclair, President and CEO, notes that recent drill results from Buckreef (December 21, 2011 News Release) and Lunguya (November 22, 2011 News Release), "are among the best this company has reported in its history." Both programs have generated new discoveries with significant implications for the Company and its shareholders, he emphasizes.

“The Buckreef Project already has over 2.0 million ounces of 43-101 compliant gold resources (See News Release September 6, 2011) and our Lunguya Project, which is on strike with Barrick's 4.2 million ounce Tusker gold deposit, has also returned impressive results. We have our geological team in Tanzania including Peter Zizhou, Charles Mnguto, Philip Kaniki and Anthony Minde to thank for all this,"

Sinclair adds.

Buckreef contains National Instrument 43-101 compliant gold resources at a 0.5 g/t cutoff grade in the following categories: Measured, 5.176 million tonnes grading 2.05 g/t (341,000 oz); Indicated, 24.97 million tonnes averaging 1.19 g/t (954,000 oz); Inferred, 17.173 million tonnes grading 1.51 g/t (835,000 oz).

Analysis

Samples from the RC and diamond drill-holes were submitted to SGS Lab in Mwanza for 50g fire assay (FA) with AAS finish (0.01ppm LLD). Duplicates and Standards were inserted in the sample stream approximately every 20 samples. The average percentage of recovery core is 95%. Core sampling was done on 1m intervals with the core cut in half lengthwise using a diamond core cutter. Sample intervals of 1m or less but greater than 0.5m depended on geology. The planning, execution and monitoring of quality control programs at the Buckreef Gold project are under the supervision of Messrs. Charles Mnguto and Phillip Kaniki who are both registered Professional Geologists. Charles is the Head of Geology while Phillip is the Geology Resource Manager for Tanzanian Royalty

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release. Mr. Zizhou is the General Manager (Exploration & Admin) of Tanzanian Royalty Exploration Corporation Limited. He has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No.400028/08).

Respectfully Submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.